

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Via E-Mail
Kurt Decat
Chief Financial Officer
Taminco Acquisition Corporation
Two Windsor Plaza, Suite 411
Allentown, PA 18195

> **Re: Taminco Acquisition Corporation**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed April 5, 2013**
> **File No. 333-185244**

Dear Mr. Decat:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Dilution, page 43

1. Please provide us with the calculations supporting your dilution table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Critical Accounting Policies, page 63
Share-Based Compensation, page 64

2. We note your response to prior comment two, from our letter dated April 4, 2013, and the revision to your registration statement. It appears to us that the significant change in your capital structure, resulting from the $243 million return of capital to your shareholders, would have also reduced the estimated share value used for the fair value calculation by $4.96. Please advise or revise your table as appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Joshua N. Korff, Esq. (*via E-mail*)
       Kirkland & Ellis LLP